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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               AT HOME CORPORATION
                     --------------------------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    045919101
                          ----------------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARy
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                  APRIL 7, 1999
            -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|.

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                                  SCHEDULE 13D
------------------------                                  ----------------------

 CUSIP No. 045919101                                        Page 2 of 5 Pages

------------------------                                  ----------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       AT&T CORP.
                       I.R.S. IDENTIFICATION NO. 13-4924710
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |X|
------------- ------------------------------------------------------------------
     3        SEC USE ONLY                                                  |_|
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       WC, OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       NEW YORK
------------- ------------------------------------------------------------------
                      7
                            SOLE VOTING POWER
                                     -0-
    NUMBER OF
                    ------- ----------------------------------------------------
                      8
      SHARES                SHARED VOTING POWER*
                                     47,260,000

   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9
     OWNED BY               SOLE DISPOSITIVE POWER
                                     -0-

       EACH
                    ------- ----------------------------------------------------
                      10
    REPORTING               SHARED DISPOSITIVE POWER*
                                     47,260,000

   PERSON WITH
------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     47,260,000
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                             39.1%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
------------------- ------------------------------------------------------------
*  Excludes shares held by other parties to the Stockholders' Agreement.
** Assumes conversion of all 15,400,000 shares of Series B Common Stock of the Issuer beneficially owned by the Reporting Person into shares of Series A Common Stock. Because each share of Series B Common Stock generally is entitled to ten votes per share while each share of Series A Common Stock of the Issuer and Series K Common Stock of the Issuer is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 71.0% of the outstanding voting power of the Issuer.

                  AT&T Corp. hereby amends the Schedule 13D (the "Schedule 13D") originally filed on March 19, 1999 as set forth herein. Capitalized terms used without definition in this Amendment No. 1 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended by adding the following:

                  On April 7, 1999, AT&T and TCI entered into a Letter Agreement with @Home, Cox and an affiliate of Cox, which Letter Agreement is attached as an Exhibit hereto and incorporated by reference herein in its entirety.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         13. Letter Agreement, dated April 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.










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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  April 13, 1999

                                        AT&T CORP.



                                        By:   /s/ Robert S. Feit
                                           -------------------------------
                                        Name: Robert S. Feit
                                        Title: General Attorney and
                                               Assistant Secretary
















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                                INDEX OF EXHIBITS
                                ------------------

13. Letter Agreement, dated April 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.



















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